Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

April 12, 2018

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:

Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

The purpose of this letter is to request selective review of post-effective amendment (“PEA”) number 121 to the registrant’s registration statement on Form N-1A, filed on April 12, 2018. This selective review request is made in accordance with the procedures set forth in Investment Company Act Release No. 13768 (February 15, 1984) and IM Guidance Update No. 2016-06. We believe selective review is appropriate because the disclosures in the prospectuses and statements of additional information that are components of PEA no. 121 are substantially similar to the disclosures in the prospectuses and statements of additional information that are components of PEA no. 118 to the registrant’s registration statement on Form N-1A, filed on November 30, 2017. The staff previously reviewed and commented on the registrant’s disclosures in PEA no. 118, and to the extent the registrant made revisions to those disclosures in response to the staff’s comments, those revisions were made in PEA no. 119 to the registrant’s registration statement on Form N-1A, filed on January 30, 2018, and, as relevant, those revisions also appear in PEA no. 121.

We believe there is only one difference between the components of PEA no. 121 and the components of PEAs no. 118 and 119 that would be viewed as material for purposes of this letter. That one difference relates to the disclosures in Appendix A of the prospectus that is applicable to the registrant’s Class A, C, D, and I shares. In accordance with IM Guidance Update No. 2016-06, that appendix describes certain sales load variations available to customers of financial intermediaries. That appendix previously referred to the sales load variations offered by a single financial intermediary, but in PEA no. 121 the registrant modified that appendix to refer to the sales load variations offered by two additional financial intermediaries.

We also call the staff’s attention to the following differences between the components of PEA no. 121 and the components of PEAs no. 118 and 119, which we do not view as material for purposes of this letter, but which may be of interest to the staff:

1.	The registrant’s investment advisor and distributor have entered into a new contractual undertaking to waive certain fees and reimburse certain expenses of the registrant’s Funds, commencing on June 15, 2018 and continuing through at least June 15, 2019. That undertaking will supersede the current contractual undertaking by the investment advisor and distributor on this topic, which commenced February 1, 2018. For most of the registrant’s Funds, the new contractual undertaking will not alter any of the expense information that appears in the Annual Fund Operating Expenses tables in PEAs no. 118 and 119. For the Class C shares of Thornburg Strategic Municipal Income Fund and the Class A shares of Thornburg Strategic Income Fund, however, the new contractual undertaking involves a more substantial fee waiver or expense reimbursement than what is described in PEAs no. 118 and 119. Accordingly, the Annual Fund Operating Expenses tables applicable to the Class C shares of Thornburg Strategic Municipal Income Fund and Class A shares of Thornburg Strategic Income Fund have been updated to reflect the effects of the new contractual undertaking.

460 St. Michael’s Drive	E-mail: dan_april@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 103
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

April 12, 2018

2.	Shortly after it filed PEA no. 119 on January 30, 2018, the registrant identified a small miscalculation of the “acquired fund fees and expenses” incurred by Thornburg Investment Income Builder Fund during the registrant’s previous fiscal year, and the registrant determined that Thornburg Long/Short Equity Fund did not incur any acquired fund fees and expenses during the registrant’s previous fiscal year. The registrant filed a revised version of its prospectuses on February 2, 2018, pursuant to rule 497(e) under the Securities Act of 1933, to revise the acquired fund fees and expenses figures shown in the Annual Fund Operating Expenses tables for Thornburg Investment Income Builder Fund, and to remove any references to Thornburg Long/Short Equity Fund having incurred acquired fund fees and expenses. Those edits have been brought forward into PEA 121.

3.	The registrant has determined to introduce a feature whereby any Class C shares of a Fund would automatically convert to Class A shares of the Fund, without the imposition of any sales charge, fee, or other charge, after a period of approximately ten years. The registrant has included a description of that automatic conversion feature in PEA 121. That description appears in the prospectus applicable to Class A, C, D, and I shares, under the heading “Information about Class C shares,” and in the statement of additional information applicable to Class A, C, D, and I shares, under the heading “Additional Information Respecting Purchase and Redemption of Shares.”

Before PEA no. 121 goes effective, we anticipate filing a further amendment to the registrant’s registration statement to add information that was not included with PEA no. 121 and to make certain non-material revisions.

Please contact me or Charles Thompson with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Daniel April

Daniel April

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.	ATTORNEYS AND COUNSELORS AT LAW